UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

INTERNATIONAL SEAWAYS, INC.

(Exact Name of Registrant as Specified in its Charter)

Marshall Islands	98-0467117
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

600 Third Avenue, 39th Floor

New York, New York 10016

(Address of Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Common Stock	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c) or (e), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1. Description of Registrant’s Securities to be registered.

On May 8, 2022, International Seaways, Inc. (the “Company”) entered into a shareholder rights plan in the form of a Rights Agreement (the “Rights Agreement”), dated as of May 8, 2022, between the Company and Computershare Trust Company, N.A., as rights agent. The Rights Agreement was approved by the board of directors (the “Board”) of the Company. In connection with the Rights Agreement, the Board authorized and declared a dividend distribution of one right (a “Right”) for each outstanding share of common stock, no par value, of the Company (the “Common Stock”). The dividend is payable on May 19, 2022 to stockholders of record at the close of business on such date (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one share of Common Stock at a purchase price of $25 per share (the “Purchase Price”), subject to adjustment as described in the Rights Agreement.

The Board adopted the Rights Agreement to enable all stockholders of the Company to realize the long term value of their investment in the Company. In general terms, the Rights Agreement works by causing significant dilution to any person or group that acquires 17.5% or more of the shares of Common Stock without the approval of the Board. The Rights Agreement is not intended to prevent an acquisition of the Company on terms that the Board considers favorable to, and in the best interests of, all stockholders. Rather, the Rights Agreement aims to reduce the likelihood that any person or group gains control of the Company through open market accumulation, or other tactics potentially disadvantaging the interests of all stockholders, without paying all stockholders an appropriate control premium or providing the Board sufficient time to make informed decisions in the best interest of all stockholders.

What follows is a summary of the terms of the Rights Agreement. The summary does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is attached as Exhibit 4.1 and is incorporated herein by reference.

Initially, the Rights will be attached to all shares of Common Stock then outstanding, and no separate certificates evidencing Rights (each, a “Rights Certificate”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock upon the earliest of the date of (i) 10 business days (or, if such date occurs before the Record Date, the close of business on the Record Date) following the public announcement (which shall include a report filed or amended pursuant to Section 13(d) or Section 13(g) under the Securities Exchange Act of 1934) by the Company or a person or group of affiliated or associated persons that such person or group of affiliated or associated persons has become the beneficial owner of 17.5% or more of the outstanding shares of Common Stock (an “Acquiring Person”), or (ii) 10 business days (or, if such date occurs before the Record Date, the close of business on the Record Date) following the Board becoming aware of the existence of an Acquiring Person (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Company or acquisitions by wholly owned subsidiaries of the Company, or (iii) 10 business days (or such later date as the Board of Directors shall determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (the earliest of (i), (ii) and (iii) being referred to herein as the “Distribution Date”). An “Acquiring Person” will not include any person that beneficially owns 17.5% or more of the outstanding shares of Common Stock as of the time of the first public announcement of the declaration of the Rights dividend, except that each such person will be excluded from the definition of an Acquiring Person only if and so long as the shares of Common Stock that are beneficially owned by such person do not exceed the number of shares which are beneficially owned by such person as of the time of the first public announcement of the declaration of the Rights dividend, and except that a person will cease to be excluded from the definition of an Acquiring Person immediately at such time as such person ceases to be the beneficial owner of 17.5% or more of the shares of Common Stock then outstanding.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates or the balances in the book-entry account system of the transfer agent for the Common Stock registered in the names of the holders of the Common Stock, as applicable, (ii) any confirmation or written notices sent to holders of Common Stock in book-entry form and any new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the transfer of Common Stock outstanding will also constitute the transfer of the Rights associated with such shares of Common Stock. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Common Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on May 7, 2023 (the “Final Expiration Date”), unless the Rights Agreement is earlier terminated or such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

In the event that a person becomes an Acquiring Person, (i) each holder of a Right, other than Rights that are or were beneficially owned by an Acquiring Person (or an affiliate or associate thereof (as such terms are defined in the Rights Agreement)), will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value (as determined pursuant to the Rights Agreement) equal to two times the exercise price of the Right and (ii) all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or affiliates or associates thereof will be null and void.

In the event that a person becomes an Acquiring Person and (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged or (iii) 50% or more of the Company’s assets (measured by book value), cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the “Triggering Events.”

At any time after a person or group becomes an Acquiring Person and prior to the acquisition by any person or group of 50% or more of the votes entitled to be cast by all holders of Common Stock, the Board may exchange all or part of the Rights (other than Rights owned by such person or group which have become null and void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

At any time prior to the earlier of (i) the Stock Acquisition Date (or, if the Stock Acquisition Date has occurred prior to the Record Date, the Record Date) and (ii) the Final Expiration Date (as such terms are defined in the Rights Agreement), the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board) or amend the Rights Agreement to change the Final Expiration Date to another date, including without limitation an earlier date. Immediately upon the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends in respect of the Rights. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Board prior to the Stock Acquisition Date. After the Stock Acquisition Date, the provisions of the Rights Agreement may only be amended by the Board in order to cure any ambiguity, to correct any defect or inconsistency or to make changes which do not adversely affect the interests of holders of Rights.

Item 2. Exhibits.

4.1.	Rights Agreement, dated as of May 8, between International Seaways, Inc. and Computershare Trust Company, N.A., a federally chartered trust company, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on May 9, 2022).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.

INTERNATIONAL SEAWAYS, INC.

Date: May 9, 2022	By:	/s/ James D. Small III
	Name:	James D. Small III
	Title:	Chief Administrative Officer, Senior Vice President, Secretary and General Counsel